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                          EASYLINK SERVICES CORPORATION
                              33 KNIGHTSBRIDGE ROAD
                          PISCATAWAY, NEW JERSEY 08854

                                                                   June 29, 2007

VIA EDGAR AND FACSIMILE (202-772-9209)

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Attention: Mr. Michael McTiernan, Special Counsel
           Mr. David H. Roberts

      RE:  EASYLINK SERVICES CORPORATION
           PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
           REGISTRATION NO. 0-26371
           FILED ON JUNE 8, 2007

Dear Sirs:

      On behalf of EasyLink Services Corporation ("EasyLink"), this letter is being transmitted in response to a letter received from the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") by letter dated June 28, 2007 in response to a letter from EasyLink dated June 22, 2007 that responded to a letter from the Staff dated June 21, 2007 with respect to EasyLink's preliminary proxy statement filed on June 8, 2007. For the Staff's convenience, the Staff's comment has been incorporated into this response letter.

COMMENT:

      We note that in the Preliminary Proxy Statement on Schedule 14A filed on June 19, 2007 by Internet Commerce Corporation ("ICC"), that ICC's shareholders will vote on whether to issue certain securities in order to fund its merger with you. Given that it does not appear that the funding for this transaction is guaranteed, please revise the proxy statement to include ICC's financial statements. Refer to Instruction 2 to Item 14 of
      Schedule 14A.

RESPONSE:

      With the Staff's concurrence, EasyLink agrees to address the Staff's comment by revising EasyLink's proxy statement to include, as an annex to the proxy statement, ICC's financial statements for ICC's prior two fiscal years and interim periods and other information pursuant to Item 14(c)(1) of Schedule 14A (which is referenced in Instruction 2 to Item 14 of
      Schedule 14A), and to call attention to such annex on page 1 of the proxy statement where ICC is described.

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      In addition to the responses above, EasyLink acknowledges that:

            - the adequacy and accuracy of the disclosure in the preliminary proxy statement and definitive proxy statement is the responsibility of EasyLink;

            - EasyLink acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing; and

            - EasyLink also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We would be greatly obliged if the Staff could expedite their review of this letter and revised preliminary proxy statement being filed with the Commission today via EDGAR in order that EasyLink can make preparations to file its definitive proxy statement as soon as practicable. Please let us know in this regard if we can furnish hard copies of the revised preliminary proxy statement or otherwise expedite your review.

      Questions or comments regarding any matters with respect to the proxy statement may be directed to our attorney, Ms. Kathy E. Herman, at 732-652-3789. Comments can also be sent via facsimile at 732-652-3810.

                                              Very truly yours,

                                              EASYLINK SERVICES CORPORATION

                                              By: /s/ Michael Doyle
                                                  ------------------------------
                                                  Name: Michael Doyle
                                                  Title: Chief Financial Officer

cc:   Ms. Kathy E. Herman (EasyLink Services Corporation)
      Mr. Ronald A. Fleming, Jr. (Pillsbury Winthrop Shaw Pittman LLP)

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